Exhibit 8

Bengal Catalyst Fund, LP Holdings in Grown Rogue International Inc.

Scottsdale, Arizona – July 2, 2024 – On June 27, 2024, Bengal Catalyst Fund, LP (the “Acquiror”) converted 21,420,100 subordinate voting shares (the “SV Shares”) of Grown Rogue International Inc. (“Grown Rogue”) into 21,420.1 multiple voting shares (the “MV Shares”) of Grown Rogue (the “SV Conversion”), representing, on an undiluted basis, approximately 9.79% of the issued and outstanding SV Shares and 28.49% of the issued and outstanding MV Shares.

Prior to the SV Conversion, the Acquiror owned, or had control or direction over, 22,332,100 SV Shares, representing, on an undiluted basis, approximately 10.22% of the issued and outstanding SV Shares and 10.22% of the voting rights attached to all of the Grown Rogue’s outstanding voting securities (based upon 218,616,805 SV Shares and nil MV Shares outstanding).

Following the SV Conversion, the Acquiror owns, or has control or direction over, 912,000 SV Shares and 21,420.1 MV Shares, representing, on an undiluted basis, approximately 0.63% of the issued and outstanding SV Shares, 28.49% of the issued and outstanding MV Shares, and 10.22% of the voting rights attached to all of the Grown Rogue’s outstanding voting securities (based upon 143,421,864 SV Shares and 75,194.941 MV Shares outstanding after giving effect to SV Conversion). On an as-converted basis, the Acquiror owns 22,332,100 SV Shares, being 13.55% of the issued and outstanding SV Shares.

The Acquiror does not have any current plans or future intentions which relate to or would result in any of the events, transactions or circumstances enumerated in paragraphs (b) - (k) in the early warning report filed with this press release (the “Early Warning Report”).

In accordance with applicable securities laws, the Acquiror may, from time to time and at any time, acquire additional SV Shares, MV Shares and/or other equity, debt or other securities or instruments (collectively, “Securities”) of Grown Rogue in the open market or otherwise, and Acquiror reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Grown Rogue and other relevant factors.

The head office address of Bengal Catalyst Fund, LP is 6608 E 2nd St., Scottsdale, Arizona, U.S.A. 85251.

This press release is issued pursuant to early warning requirements of National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues which also requires the Early Warning Report to be filed in accordance with applicable Canadian securities laws. For further information please refer to the Early Warning Report to be posted on Grown Rogue’s SEDAR+ profile at www.sedarplus.com or which may be obtained by contacting the Acquiror at 1 623 252 3367.